Filed by El Sitio, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: El Sitio, Inc.
                         Commission File No. 34-28367

                  THE FOLLOWING IS A PRESS RELEASE ISSUED BY EL SITIO ON MAY 18, 2001.

                               [GRAPHIC OMITTED]



                  EL SITIO ANNOUNCES FIRST QUARTER 2001 RESULTS
                       Reports 28% Improvements in EBITDA;
                      Provides Update on Claxson Transaction
                  ---------------------------------------------

Buenos Aires - May 18, 2001 - El Sitio, Inc. (Nasdaq: LCTO), a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today reported results for the quarter ended March 31, 2001.

Results for the first quarter reflect a series of steps taken since the announcement of the company's proposed merger with Ibero-American Media Partners (IAMP), a joint venture of members of the Cisneros Group of Companies and Hicks, Muse, Tate & Furst, Incorporated (Hicks Muse), to form Claxson Interactive Group. Total net revenues were $4.5 million for the quarter ended March 31, 2001, compared to $5.6 million for the quarter ended March 31, 2000. The revenue comparison is attributable to generally soft advertising market conditions, the company's announced restructuring plan and a reduction of expenditures in anticipation of combining El Sitio's Internet network with IAMP's broadcast and multichannel assets, as well as effects of the Summer holiday season in the Southern Cone.

"During the first quarter El Sitio was focused on shifting its business plan from the high-growth, independent Internet media model to its planned role within a multi-platform new media enterprise," commented Roberto Vivo-Chaneton, chairman of El Sitio. "We are implementing cost savings and a reallocation of resources designed to streamline operations and accelerate El Sitio's path to profitability. These immediate steps have resulted in a decrease in advertising revenue. However, we achieved a 28% improvement in EBITDA in the first quarter compared to the prior quarter, aided by a 56% decrease in marketing and sales spending and a 22% decrease in corporate and administrative expenses."

Claxson Transaction Update

El Sitio reported that it has been advised by IAMP's partners that they are evaluating their rights under the combination agreement governing the Claxson transaction, including whether or not they believe conditions precedent to closing can be fulfilled. El Sitio intends to keep its shareholders and other interested persons informed as to developments regarding the transaction.

Nasdaq Update

El Sitio also reported that it has received notification from the Nasdaq National Market that its common shares have failed to maintain a minimum bid price of $1.00 for 30 consecutive trading days as required by Nasdaq rules. El Sitio will have 90 calendar days, or until August 14, 2001, to regain compliance with Nasdaq's continued listing requirements. El Sitio intends to seek to maintain its listing on the Nasdaq National Market.

Audience Update

Total page views in the first quarter of 2001 were 580 million compared to 686 million for the fourth quarter of 2000. Average monthly unique users totaled
3.0 million during the first quarter of 2001 compared to 4.2 million for the preceding quarter. The company added 300,000 new registered users during the first quarter, totaling approximately 2.2 million at the end of March. Audience traffic for the first quarter of 2001 relative to the fourth quarter of 2000 primarily reflected the company's reduction in marketing and sales expenditures coupled with the seasonal effect of the summer months in the Southern Cone. (Unique user and page view data for the first quarter of 2001 have been audited by Engage I/Pro.)

Financial Highlights

Net revenue for the first quarter 2001 totaled $4.5 million, compared to $5.6 million for the corresponding period in 2000 and $11.8 million in the fourth quarter of 2000. El Sitio's revenue for the first quarter of 2001 reflected several factors, particularly efforts to effect the transition of the business from a standalone Internet model to its contemplated role within Claxson.

Net advertising revenues for the first quarter of 2001 totaled $1.7 million, compared to $2.9 million for the corresponding period in 2000 and $7.3 million for the fourth quarter of 2000. Reduced marketing and advertising spending, as well as softness in advertising demand due to regional economic conditions and the seasonality of the summer months, contributed to the comparison.

Net connectivity services revenues for the first quarter totaled approximately $1.3 million, compared to $2.7 million for the corresponding period in 2000. The quarterly decrease in these revenues primarily reflected a decline in average subscriber fees in Argentina, Brazil and Colombia, the countries in which El Sitio offers connectivity services. El Sitio continues to solicit


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

potential buyers for its connectivity services business. The company has entered into a preliminary agreement providing for the sale of its connectivity services business in Argentina to Netizen S.A. The company has also signed a preliminary letter of intent to sell its Colombia connectivity services business. The terms of these transactions will be disclosed at a later date.

Net e-commerce revenues accounted for the balance of El Sitio's revenues and were attributable to DeCompras.com, which was acquired in May 2000. Net e-commerce revenues totaled $1.5 million in the first quarter of 2001 compared to $2.6 million for the fourth quarter of 2000, which included the Christmas holiday season.

El Sitio's results for the first quarter 2001 include merger and restructuring expenses of $2.4 million incurred in connection with the upcoming merger. EBITDA* loss for the first quarter of 2001, excluding these charges, was $13.5 million, compared to $14.1 million for the same period in 2000 and $18.8 million for the fourth quarter of 2000.

El Sitio's net loss for the first quarter of 2001 was $21.5 million, or $0.48 per share, as compared with $20.4 million, or $0.51 per share for the corresponding period in 2000 and $29.0 million, or $0.66 per share for the fourth quarter of 2000. Excluding the merger and restructuring expenses, net loss per share for the first quarter of 2001 totaled $0.42, compared to $0.53 for the fourth quarter of 2000.

As of March 31, 2001, El Sitio had a balance of cash, cash equivalents and investments of $46.6 million and no long-term debt.

------------------
*EBITDA is defined as operating income before depreciation and amortization and share-based compensation expenses. EBITDA is not a measure of performance calculated in accordance with US GAAP, this measure may not be comparable to similarly titled measures employed by other companies.

About El Sitio

El Sitio, Inc. (Nasdaq: LCTO) is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States, Uruguay and Venezuela. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to expand its user and advertiser bases, to improve its financial performance and to complete its proposed business combination with Ibero-American Media Partners and Cisneros Television Group. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other factors, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the internet as an advertising and e-commerce medium, the Company's dependence on advertising revenues and on third parties for technology, content, and


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

distribution, any problems encountered in integrating acquired businesses and any failure to receive the necessary shareholder, regulatory and other approvals relating to the above-mentioned business combination. Other factors that could affect the Company's business, results of operations, financial condition and prospects are identified in the Company's annual report on Form 20-F for the year ended December 31, 1999, including under "Operating and Financial Review and Prospects" and "Key Information-Risk Factors", which annual report is on file with the U.S. Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release.


The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

                          [Financial Tables Attached]


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


All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:

Investors:                            Media:
Horacio Milberg                       Erich de la Fuente
Chief Financial Officer               Vice President, Corporate Communications
El Sitio, Inc.                        El Sitio, Inc.
011-5411-4339-3700                    011-5411-4339-3700

Or                                    Or

Jeff Majtyka/Leonardo Santiago        Jennifer Gery
Brainerd Communicators                Brainerd Communicators
212-986-6667                          212-986-6667



                                     # # #




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

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)


                                                                                  Three Months Ended
                                                                                  ------------------
                                                                      March 31, 2001             March 31, 2000
                                                                      --------------             --------------
                                                                        (unaudited)                (unaudited)

Income Statement
----------------
Net Revenues
Advertising and related service                                          $   1,706                  $   2,877
Connectivity services                                                        1,345                      2,769
E-commerce                                                                   1,458                         --
                                                                         ---------                  ---------
   Total Net Revenues                                                        4,509                      5,646

Costs and expenses
Cost of good sold, E-commerce                                                1,259                         --
Product, content & technology                                                5,848                      5,289
Marketing and sales                                                          7,083                      9,957
Corporate and administration                                                 4,718                      6,584
Depreciation and amortization                                                5,071                      2,315
Merger and restructuring expenses                                            2,411                         --
                                                                         ---------                  ---------
   Total costs and expenses                                                 26,390                     24,145
                                                                         ---------                  ---------
Operating loss (1)                                                         (21,881)                   (18,499)


Other Income                                                                   385                      2,058
Provision for income taxes                                                     (45)                        --
Dividends on convertible preferred shares (2)                                   --                     (3,929)
                                                                                                    ---------
Net Loss attributable to common shareholders                             $ (21,541)                 $ (20,370)
                                                                         =========                  =========

Basic and diluted net loss per common shares (3)                         $   (0.48)                 $   (0.51)
Shares used in computing basic and
   diluted loss per common share                                         45,242,304                 40,182,063

---------
(1) Operating loss for all reported periods includes Share-based compensation of $875 for the three months ended March 31, 2001, and $2,040 for the three months ended March 31, 2000. Operating loss excluding Share-based compensation was ($21,006) for the three months ended March 31, 2001 and ($16,459) for the three months ended March 31, 2000.
(2) The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share was amortized as a deemed dividend during the six-month period ended June 15, 2000.
(3) Basic and diluted net loss per share for the three months ended March 31, 2000 excluding restructuring charges of $2,411 totaled ($0.42)


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


                                                     March 21, 2001              Dec. 31, 2000
                                                     --------------              -------------
                                                       (unaudited)                (unaudited)
Balance Sheet
-------------
Assets

Current Assets
   Cash, cash equivalents and investments                 $  46,599                  $  62,668
   Trade accounts receivable, net                             4,404                      8,522
   Inventory                                                  1,412                      2,004
   Other current assets                                      10,268                     11,717
                                                          ---------                  ---------
       Total current assets                                  62,683                     84,911

   Property, plant and equipment, net                        10,522                     11,613
   Intangible assets - Customer base, net                     8,827                     12,448
   Intangible assets - Goodwill, net                         16,977                     17,994
   Other assets                                              10,657                     10,152
                                                          ---------                  ---------
                                                             46,983                     52,207
Total Assets                                              $ 109,666                  $ 137,118
                                                          =========                  =========

Liabilities and Shareholders' Equity

Current Liabilities
   Accounts payable - trade                               $   8,637                  $  13,232
   Accrued and other liabilities                              3,326                      4,677
   Notes payable                                              1,290                      1,291
   Other current liabilities                                  1,541                      1,781
                                                          ---------                  ---------
       Total current liabilities                             14,794                     20,981

Shareholders' Equity                                         94,872                    116,137
                                                          ---------                  ---------

Total Liabilities and Shareholders' Equity                $ 109,666                  $ 137,118
                                                          =========                  =========


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